[Midway Games Letterhead]
October 2, 2006
Via EDGAR
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-0406
Attention: Mark P. Shuman, Esq., Branch Chief (Mail Stop 4-6)

Re:	Acceleration Request of Midway Games Inc. Registration Statement on Form S-3 (Registration No. 333-136272)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of Registration Statement on Form S-3 (Registration No. 333-136272) of Midway Games Inc. (the “Company”) originally filed with the Securities and Exchange Commission (the “Commission”) on August 3, 2006, as amended, be accelerated so that such Registration Statement shall become effective at 4:00 p.m. (Washington Time) on October 4, 2006, or as soon as possible thereafter. There are no underwriters for this proposed offering, which is an offering of the Company’s 7.125% Convertible Senior Notes due 2026 by selling securityholders.
     The Company acknowledges that: (a) should the Commission or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (b) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (c) the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company further acknowledges that it has been advised that the Division of Enforcement has access to all information provided by the Company to the staff of the Division of Corporation Finance in connection with the staff’s review of the filings or in response to the staff’s comments on the filings.
     Kindly direct any inquiry or comment with respect to this request to the attention of our attorneys, Jones Day (John Perugini at
312-269-4121, jtperugini@jonesday.com or Brad Brasser at 312-269-4252, bcbrasser@jonesday.com).

Very truly yours, MIDWAY GAMES INC.
By:	/s/ Deborah K. Fulton
Deborah K. Fulton
Senior Vice President, Secretary and General Counsel

cc:	Jay Ingram, Esq. (by fax: 202-772-9210)